Filed with the Securities and Exchange Commission on December 20, 2007.
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
General Form for Small Business Issuer Registrants.
Under Section 12 (b) or (g) of the Securities Exchange Act of 1934.

NORTH HORIZON, INC.
(Name of Small Business Issuer in its charter)

NEVADA
State or other jurisdiction of Incorporation or organization.

87-0324697
I.R.S. Employer Identification No.

2290 East 4500 South, Suite 130, Salt Lake City, Utah	84117
(Address of principal executive offices)	(Zip code)

Issuer’s telephone number:	(801) 278-9925

Securities to be registered under Section 12 (b) of the Act:
Title of each security to be registered:	Name of each exchange on which each class is to be registered:
N/A	N/A

Securities to be registered under Section 12 (g) of the Act:
Common Stock, par value of $.001 per share.
(Title of class)

NORTH HORIZON, INC.
FORM 10SB

PART I

Item 1. Business Development

  North Horizon, Inc. (the “Company”, “we”, “us”, “our”, and “ourselves”) was organized on January 15, 1959, under the laws of the State of Utah, having the purpose of engaging in the chemical and cosmetic business.  This venture was unsuccessful.  Over the years the Company has engaged in other businesses and the Company has changed its name from time to time.  In 2007 we changed the corporate domicile to the State of Nevada.

  We intend to pursue other opportunities. Once the we become a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, (“Exchange Act”) we intend to seek potential business opportunities with the intent to acquire or merge with such business.  We are considered a development stage company and by some we are considered a “shell” corporation in that we have virtually no assets and no significant business operations.  As of December 31, 2006, we had no assets and current liabilities of $250.

  If we acquire or merge with an operating business,  it is likely that our current shareholders will experience substantial dilution and there will be a change in control.

  We voluntarily filed the registration statement on Form 10-SB to make information concerning ourselves more readily available to the public and to become eligible for listing on the OTCEBB sponsored by the National Association of Securities Dealers, Inc.  Management further believes that being a reporting company under the Exchange Act may enhance our efforts to acquire or merge with an operating business.

  In filing this registration statement we will be obligated to file certain interim and periodic reports including an annual report with audited financial statements.

  Any company that is merged into or acquired by us will become subject to the same reporting requirements as we. Thus, if we successfully complete an acquisition or merger, that company must have audited financial statements for at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits our possible acquisitions or merger opportunities because private companies either do not have audited financial statements or are unable to produce audited statements without long delay and substantial expense.

  Our principal offices are located at the office of our president at 2290 East 4500 South, Suite 130, Salt Lake City, Utah 84117 and our telephone number is (801)278-9925.

Our Business

  We have no recent operating history.  No representation is made, and none is intended, that we have the ability to carry on future business activities successfully.  Further, there is no assurance that we will have the opportunity to merge with or acquire an operating business, a business opportunity, or assets that will be of material value to us.

  Management intends to investigate, research and, if it is deemed to be advisable, acquire or merge with one or more businesses or business opportunities.  Presently we have no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature or type of any possible future acquisition or merger.  Management has broad discretion in its search for and negotiation with any potential business or business opportunity.

Sources

  Management intends to use various sources and resources in the search for potential business opportunities including, but not limited to, our officers and directors, members of the financial community, and consultants.  We presently have no intention of hiring a consultant or consultants but we reserve the right to do so if deemed advisable.  Because of our lack of resources, we will be unable to retain for a fee any professional firms specializing in business acquisitions and reorganizations.  Most likely we will have to rely on outside sources, not otherwise associated with us, that will accept compensation only upon a successful acquisition or merger.

  We will not limit our search to any specific industry or type of business.  We may investigate and acquire a venture that is in its preliminary or development stage, is already in operation, or at any stage of its corporate existence or development.  Management is unable to determine the status or nature of any venture in which we may participate.  A potential venture may need additional capital or equity or may merely desire to have its shares publicly traded.  Mostly likely the acquisition or merger would involve an operating business desiring to have a public trading market for its shares.  Management believes that we could provide such an opportunity for a private operating business to become a publicly held corporation without the time and expense typically associated with an initial public offering.

Process of Evaluation

  Once a possible merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed.  This determination will be based on management’s knowledge and experience in evaluating the preliminary information available. Management may also engage others to assist in the analysis of the business opportunities.  Because of our lack of resources, it is unlikely we will have funds for a complete and exhaustive investigation and evaluation.  It is unlikely that we will receive a fairness opinion regarding any business opportunities.

  In the evaluation consideration will be given to several factors including, but not limited to, potential benefits, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential, and other factors deemed relevant to the specific circumstances.

  All potential risks cannot be identified because we have not yet identified any specific business opportunity. No assurance can be given that following an acquisition or merger that the venture will be successful or even develop into a going concern or if the business is already operating, that it will continue operating successfully or at a profit.  Many potential business opportunities involve new and untested products, processes or market strategies which may fail.

Potential Acquisition or Merger Structure

  We are unable to determine the manner in which we may participate or be a part of a business opportunity.  Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition or merger will be determined.  The manner in which we may participate will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership.  We do not intend to participate in business opportunities through the purchase of minority stock positions.  We may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

  With limited assets and no recent operating history it is anticipated that if we successfully enter into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control. Most likely, the owners of the business opportunity will acquire control in the transaction.  Management has not set any guideline as to the amount of control it would offer to prospective business opportunities. Management will attempt to negotiate the best possible agreement for our benefit and our shareholders.

Government Regulation

  Our business activities are subject to general governmental regulations.

Competition

   We face competition from numerous other companies that are seeking an acquisition and a business opportunity.  Some of these companies have significant liquid assets which may provide a competitive advantage to those companies.  No assurance can be given that we will successfully find a suitable acquisition.

Facilities, Equipment and Employees

  Our offices are located at the office of our president in Salt Lake City, Utah.  We have no employees.

  We believe inflation has little impact on our business affairs.

Item 2.  Management’s Discussion and Analysis of Plan of Operation

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10.

  We are a development stage company as we have limited assets, operations and income.  The costs and expenses of filing this registration statement will be paid by a Company officer.  It is believed that only limited capital will be required to maintain our operations and any funds needed in the immediate future will be provided by one of our officers and directors. Nevertheless, unless we are able to accomplish an acquisition or merger with an operating business or we are able to obtain significant financing there is substantial doubt and concern about our ability to continue as a going concern.

  Management believes that inflation has not and will not have a material effect on our operations.  When we accomplish a merger or acquisition, management will evaluate the possible effects of inflation on operations and our business.

Plan of Operation

  During the next year we will investigate possible business opportunities with the intent to acquire or merge with one or more business ventures.  Generally management will follow the procedures discussed in Item 1 above.  Because we have no funds, it may be necessary for the officers and directors to advance funds or accrue expenses until a future time. For the next twelve months one of our officers will provide the funds needed for an audit and to pay any necessary fees or taxes.  Management intends to operate on limited funds.  If we determine to employ outside advisers or consultants in our search for business opportunities, we may have to attempt to raise additional funds.  As of this date we have no plans to engage outside advisers or consultants or to attempt to raise additional capital.  If we seek to raise capital, most likely we would attempt a private placement of our securities.  Because of our current status, a public sale of securities, or borrowing from conventional sources is unlikely.  No assurance can be given that we will be able to obtain any funding if it is determined funding is needed or that such funding could be obtained on terms acceptable to us. As of September 30, 2007, we had no current assets and we had current liabilities of $4,003.

  For the three month period ended September 30, 2007, we had no revenues but we had expenses $878 resulting in a loss of $(878).  For the three month period ended September 30, 2006, we had no revenues and no expenses. For the nine month period ended September 30, 2007, we had no revenues but we had expenses of $7,142 resulting in a loss for the period of $(7,142).  For the year ended December 31, 2006, we had no revenues but we had expenses of $250 causing a net loss of $(250).  For the year ended December 31, 2005, we had no revenues and had no expenses resulting in no net loss.

Recent Accounting Pronouncements

   In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  Where applicable, SFAS No. 157 simplifies and codified related guidance with GAAP and does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier adoption is encouraged.  The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN48 is effective for fiscal years beginning after December 15, 2006.  The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.”  This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.  The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization of fair value method for subsequent measurement of each class of servicing assets and liabilities.  The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.  This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year.  Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operation.

Inflation

  In the opinion of management, inflation has not had a material effect on our operations.

Year 2000 Issues

  Because of the limited nature of operations, the Year 2000 issues did not affect us. We have not incurred any expenses nor do we need to incur any expense to make our operational capability in compliance with any Year 2000 issues.

Risk Factors and Cautionary Statements

  This Registration Statement contains certain forward-looking statements.  We wish to advise readers that actual results may differ substantially from such forward-looking statements.  Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: our ability to maintain a sufficient customer base to have sufficient revenues to fund and maintain operations, our ability to meet cash and working capital needs, and to have sufficient revenues to continue operations.

Item 3. Description of Property

  This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10-SB.

Item 4. Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth information, to the best of the our knowledge, as of September 30, 2007, with respect to each person known to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class (1)

Wallace Boyack 2290 East 4500 South, Suite 130 Salt Lake City, Utah 84117	8,405,788	63%

All Executive Officers & Directors as a Group	8,405,788	63%

(1) Based on 13,251,250 shares of common stock outstanding as of September 30, 2007.

Item 5. Directors, Executive Officers, Promoters, and Control Persons

Our executive officers and directors are as follows:

Name, Age and Office

Wallace Boyack, 65, Director, President, and Chief Financial Officer.
2290 East 4500 South, Suite 130, Salt Lake City, Utah 84117

Thomas Harkness, 62, Director and Secretary.
2290 East 4500 South, Suite 130, Salt Lake City, Utah 84117.

Jacki Bartholomew, 45, Director 2290 East 4500 South, Suite 130, Salt Lake City, Utah 84117

  The following are biographical summaries of the experience of the officers and directors of the Company and control persons as of September 30, 2007.

  Wallace T. Boyack, graduated from the University of Utah College of Business receiving in 1966, a Bachelor's Degree in Accounting and a Master of Business Administration, and was graduated from Georgetown University Law Center in 1971, holding a Juris Doctorate.  Since 1981, Mr. Boyack has been an attorney in private practice.

  Thomas L. Harkness, was graduated from the University of Utah receiving a bachelor’s degree in accounting in 1968.  Mr Harkness is licensed as a certified public accountant.  Since 1981 Mr. Harkness has been engaged in private practice as an accountant.

   Jacki Bartholomew, graduated from the University of Phoenix in 1998 receiving a bachelor’s degree in business management. For the past five years, Ms. Bartholomew has been employed as a product specialist and an account executive  with companies providing software to the health care industry. Ms. Bartholomew also provides training and assistance to data processing personnel.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.  There are no agreements with respect to the election of directors.  We have an audit committee.

  None of our officers or directors has during the past five years, been involved in any events (such as petitions in bankruptcy, receivership or insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

  As of September 30, 2007, and presently we had and has no employment contracts with any officers or directors.  No one was paid a salary and received compensation in any form of $60,000 or more in any year since operations began.

Officer and Director Compensation

  Our directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services.  No decision has been made as to the manner or type of future compensation.

Item 6. Executive Compensation

  We have not paid any compensation either as salary or benefits to any officer or director.

Item 7. Certain Relationships and Related Transactions.

  During year ended December 31, 2006, we had no related transactions.  Our president advanced funds for the audit and other corporate requirements.  On April 19, 2007, the president was issued 3,250,000 shares of the Company’s common stock in exchange for $3,389 of funds advanced. This is the only related party transaction in 2007.

Item 8. Description of Securities

  The following table sets forth our capitalization as of September 30, 2007.

TITLE OF CLASS	AMOUNT AUTHORIZED	PRESENT AMOUNT OUTSTANDING

Common Stock (par value of $.001 per share)	80,000,000	13,251,250

DESCRIPTION OF COMMON STOCK

  We presently are authorized to issue up to 80,000,000 shares of stock, par value of $.001 per share.  As of September 30, 2007, we had 13,251,250 shares of common stock issued and outstanding.  On April 19, 2007, we agreed to issue an additional 3,250,000 shares of our common stock.  These additional shares issued on April 19, 2007, are included in the 13,251,250 shares of common stock issued and outstanding.

  All shares of stock, when issued, will be fully-paid and nonassessable.  All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights.  Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting.  Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders.  There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares.  Reference is made to the Restated Articles of Incorporation and its Bylaws as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of common stock.  Our common stock has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of our directors to be elected at a shareholders meeting if they choose to do so.  In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.

Part II

Item 1. Market Price of Dividends on the Registrant’s Common Equity and Other Shareholder Matters

  Long ago under a registration filed with the Utah Division of Securities we registered 100,000 shares of common stock which were sold to the public.  Over the years our shares of common stock have traded in the public market.  Our shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board.  Our shares were quoted in the “Pink Sheets” published by the National Quotations Bureau.  Our shares have not been quoted in the pink sheets for an extended time period.

When the Company’s Form 10 becomes effective and is comment free, we will attempt to be listed on the Electronic Bulletin Board or other listing medium. The application will consist of current corporate information, financial statements, and other documents as required by Rule 15c2-11 of the Exchange Act, and the NASD.  It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for our shares to be published by such service and any trades that may occur.  Prior to the date hereof our shares have not traded for years.  If and when our shares are listed, the share prices may be volatile and subject to broad price movements.

  Further, our shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (“Exchange Act”), commonly referred to as the “Penny Stock” rule.  Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

  Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions.  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer’s net tangible assets; or exempted from the definition by the Commission.  Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors.  An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

  For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser’s written consent for the transaction.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require prior to the first transaction the delivery of a risk disclosure document relating to the penny stock market. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security.  Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  These rules restrict the ability of broker-dealers to trade and/or maintain our common stock and affects the ability of shareholders to sell their shares.

Because we are designated as a “shell” company certain rules promulgated by the U.S. Securities and Exchange Commission apply to us.  As a shell company we may not register shares using Form S-8 and we are subject to certain disclosure requirements on Form 8-K if we do a transaction with a private company.  This restriction, while not extremely onerous, is costly and time consuming.

  As of September 30, 2007, there were approximately 440 holders of record of the Company’s common stock.

  In the future persons who may be deemed affiliates of the Company (as the term “affiliate”is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933.  Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than twelve months prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale.  Any shares sold pursuant to Rule 144 may adversely affect the market price of our common stock.  Sales under Rule 144 may adversely affect the market price for our shares in any market that may exist.

Dividend Policy

  We have not declared nor paid cash dividends nor made distributions in the past.  We do not anticipate that we will pay cash dividends or make distributions in the foreseeable future.  We currently intend to retain and invest any future earnings to finance operations.

Item 2. Legal Proceedings

  There are no legal proceedings pending against us.

Item 3. Changes in and disagreements with Accountants

  There have been no changes in or disagreements with accountants.

Item 4. Recent Sales of Unregistered Securities

  On April 19, 2007, we issued an additional 3,250,000 shares of common stock to our president for funds he previously advanced. We have had no other recent sale of our securities.

Item 5. Indemnification of Directors and Officers

  As permitted under the statutes of the State of Nevada and the Company’s Articles of Incorporation we have the obligation to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer is liable to us or was negligent was liable for negligence or misconduct in the performance of his duty.

Transfer Agent

  Our Transfer Agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, telephone number 801-272-9294.

PART F/S

  Our financial statements for the fiscal years ended December 31, 2006, and December 31, 2005, have been audited by Moore and Associates, Chartered Accountants.  Financial statements for the three month period ended September 30, 2007, which are unaudited are included.

NORTH HORIZON, INC.

FINANCIAL STATEMENTS

December 31, 2006

MOORE & ASSOCIATES, CHARTERED
           ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Horizon Inc.

We have audited the accompanying balance sheet of North Horizon Inc. as of December 31, 2006 , and the related statements of operations, stockholders’ equity and cash flows for December 31, 2006, 2005 and from inception of Development Stage January 1, 2002, through December 31, 2006 . These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Horizon Inc. as of December 31, 2006 and the results of its operations and its cash flows for December 31, 2006, 2005 and from inception of Development Stage January 1, 2002, through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company’s net losses and lack of operations as of December 31, 2006  and its lack of operations and sources of revenues raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
April 4, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

NORTH HORIZON, INC.
(A Development Stage Company)
Balance Sheets

December 31,
2006

ASSETS

CURRENT ASSETS
Cash in bank	$-

TOTAL CURRENT ASSETS	-

OTHER ASSETS
Mineral properties	-

TOTAL OTHER ASSETS	-

TOTAL ASSETS	$-

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$-
Related party payable	250

TOTAL CURRENT LIABILITIES	250

LONG-TERM DEBT	-

TOTAL LIABILITIES	250

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock: $0.001 par value;
80,000,000 shares authorized, 10,001,250
shares issued and outstanding	10,001
Additional paid in capital	3,210,975
Accumulated deficit	(3,221,226)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(250)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$-

The accompanying notes are an integral part of these financial statements.

NORTH HORIZON, INC.
(A Development Stage Company)
Statements of Opertions

			From Inception
	For the Year	For the Year	of the Development
	Ended	Ended	Stage through
	December 31,	December 31,	December 31,
	2006	2005	2006

REVENUES	$-	$-	$-

OPERATING EXPENSES

General and administrative	250	-	250

TOTAL OPERATING EXPENSES	250	-	250

INCOME (LOSS) FROM OPERATIONS	(250)	-	(250)

DISCONTINUED OPERATIONS	-	-	(3,220,976)

NET LOSS	$(250)	$-	$(3,221,226)

BASIC LOSS PER SHARE	$(0.00)	$-

Weighted Average Shares
Outstanding	12,625,000	5,000,000

The accompanying notes are an integral part of these financial statements.

NORTH HORIZON, INC.
(A Development Stage Company)
Statements of Stockholders' Equity

					Total
	Common Stock		Additional Paid	Accumulated	Stockholders'
	Shares	Amount	in Capital	Deficit	Equity
Balance January 1, 2002	9,025,062	$9,025	$3,210,975	$(3,220,000)	$-

Common stock issued for
services at $0.001 per share	976,188	976	-	-	976

Net loss for the year ended
December 31, 2003	-	-	-	(976)	(976)

Balance December 31, 2003	10,001,250	10,001	3,210,975	(3,220,976)	-

Net loss for the year ended
December 31, 2004	-	-	-	-	-

Balance December 31, 2004	10,001,250	10,001	3,210,975	(3,220,976)	-

Net loss for the year ended
December 31, 2005	-	-	-	-	-

Balance December 31, 2005	10,001,250	10,001	3,210,975	(3,220,976)	-

Net loss for the year ended
December 31, 2006	-	-	-	(250)	(250)

Balance December 31, 2006	10,001,250	$10,001	$3,210,975	$(3,221,226)	$(250)

The accompanying notes are an integral part of these financial statements.

NORTH HORIZON, INC.
(A Development Stage Company)
Statements of Cash Flows

From Inception
	For the Year	For the Year	of the Development
	Ended	Ended	Stage through
	December 31,	December 31,	December 31,
	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(250)	$-	$(250)

Adjustments to reconcile net income to
net cash provided by operating activities:
Common stock issued for services	-	-	-
Changes in operating assets and liabilities:
Increase in accounts payable	-	-	-
Increase in related party payables	250	-	250

NET CASH PROVIDED BY OPERATING ACTIVITES	-	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment purchased	-	-	-

NET CASH (USED) BY INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from common stock	-	-	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-	-

NET INCREASE IN CASH	-	-	-

CASH - Beginning of period	-	-	-

CASH - End of period	$-	$-	$-

SUPPLEMENTAL CASH FLOW DISCLOSURE:

CASH PAID FOR:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON CASH FINANCING ACTIVITIES:	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

NORTH HORIZON, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

1.           Summary of Significant Accounting Policies

Nature of Business

North Horizon, Inc. (the Company) was incorporated under the laws of the State of Utah on January 14, 1959. The Company is a developmental stage corporation for the purpose of distribution, marketing and selling of products and services of any nature.

Basis of Presentation

On January 1, 2002, the Company discontinued its operations and was reclassified as a development stage company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic (Loss) per Common Share
Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2006 and 2005.

	Income (Loss) (Numerator)	Shares (Denominator)	Basic Income (Loss) Per Share Amount
For the Year Ended	$(250)	10,001,250	$(0.00)
For the Year Ended	$0	10,001,250	$(0.00)

Dividends
The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

NORTH HORIZON, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (Continued)

Comprehensive Income
The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the periods ended December 31, 2006 and 2005.

Advertising Costs
The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of  December 31, 2006 and 2005.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Income Taxes
The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 Requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate to net loss before provision for income taxes for the following reasons:

	December 31,
	2006	2005
Income tax expense at statutory rate	$98	$-
Common stock issued for services	-	-
Valuation allowance	(98)	-

Income tax expense per book	$-	$-

NORTH HORIZON, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (Continued)

Net deferred tax assets consist of the following components as of:

December 31, 2006
NOL Carryover	$98
Valuation allowance	(98)

Net deferred tax asset	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years. As of December 31, 2006 the Company had net operating loss carryovers of approximately $250 which expire in 2026.

Impairment of Long-Lived Assets
The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis
The basis is accounting principles generally accepted in the United States of America.  The Company has adopted an December 31 fiscal year end.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

NORTH HORIZON, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In June 2006, the Financial Accounting Standards Board  issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

2.          Related Party Payable

The Company has been advanced $250 from a shareholder to cover its minimal operating costs as of December 31, 2006. The amount is non interest bearing, unsecured and due upon demand.

3.          Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to seek a merger with an existing operating company. In the interim a shareholder of the Company has committed to advancing the funds to cover its minimal operating costs. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NORTH HORIZON, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

September 30, 2007 and December 31, 2006

NORTH HORIZON, INC.
(A Development Stage Company)
Balance Sheets

ASSETS

	September 30,	December 31,
	2007	2006
	(Unaudited)

CURRENT ASSETS

Cash	$-	$-

Total Current Assets	-	-

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$1,500	$-
Related party payable	2,503	250

Total Current Liabilities	4,003	250

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock; 80,000,000 shares authorized,
at $0.001 par value, 13,251,250 and 10,001,250
shares issued and outstanding	13,251	10,001
Additional paid-in capital	3,211,114	3,210,975
Deficit accumulated during the development stage	(3,228,368)	(3,221,226)

Total Stockholders' Equity (Deficit)	(4,003)	(250)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$-	$-

The accompanying notes are an integral part of these financial statements.
F-3

NORTH HORIZON, INC.
(A Development Stage Company)
Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended		From Inception of the Development Stage Through
	September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007

REVENUES	$-	$-	$-	$-	$-

EXPENSES
	878	-	7,142	-	7,392

	878	-	7,142	-	7,392

LOSS FROM OPERATIONS	(878)	-	(7,142)	-	(7,392)

DISCONTINUED OPERATIONS	-	-	-	-	(3,220,976)

NET LOSS	$(878)	$-	$(7,142)	$-	$(3,228,368)

BASIC NET LOSS PER SHARE	$(0.00)	$0.00	$(0.00)	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,251,250	10,001,250	13,251,250	10,001,250

The accompanying notes are an integral part of these financial statements.
F-4

NORTH HORIZON, INC.
(A Development Stage Company)
Statements of Stockholders' Equity (Deficit)
(unaudited)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance, January 1, 2002	9,025,062	$9,025	$3,210,975	$(3,220,000)	$-

Common stock issued for
services at $0.001 per share	976,188	976	-	-	976

Net loss for the year ended
through December 31, 2003	-	-	-	(976)	(976)

Balance, December 31, 2003	10,001,250	10,001	3,210,975	(3,220,976)	-

Net loss for the year ended
December 31, 2004	-	-	-	-	-

Balance, December 31, 2004	10,001,250	10,001	3,210,975	(3,220,976)	-

Net loss for the year ended
December 31, 2005	-	-	-	-	-

Balance, December 31, 2005	10,001,250	10,001	3,210,975	(3,220,976)	-

Net loss for the year ended
December 31, 2006	-	-	-	(250)	(250)

Balance, December 31, 2006	10,001,250	10,001	3,210,975	(3,221,226)	(250)

Common stock issued for
debt at $0.001 per share	3,250,000	3,250	139	-	3,389

Net loss for the nine months
ended September 30, 2007	-	-	-	(7,142)	(7,142)

Balance, September 30, 2007	13,251,250	$13,251	$3,211,114	$(3,228,368)	$(4,003)

The accompanying notes are an integral part of these financial statements.
F-5

NORTH HORIZON, INC.
(A Development Stage Company)
Statements of Cash Flows
(unaudited)
			From Inception
			of the
			Development
	For the Nine Months Ended		Stage through
	September 30,		September 30,
	2007	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,142)	$-	$(7,392)
Adjustments to reconcile net loss to net cash used by operating activities:
Common stock issued for services	3,250	-	3,250
Services contributed by shareholders	139	-	139
Changes in operating assets and liabilities:
Increase in accounts payable	1,500	-	1,500
Increase in related party payables	2,253	-	2,253

Net Cash Used by Operating Activities	-	-	-

CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES	-	-	-

Sale of common stock	-	-	-

Net Cash Provided by Financing Activities	-	-	-

NET DECREASE IN CASH	-	-	-

CASH AT BEGINNING OF PERIOD	-	-	-

CASH AT END OF PERIOD	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID FOR

Interest	$-	$-	$-
Income Taxes	$-	$-	$-

The accompanying notes are an integral part of these financial statements.
F-6

NORTH HORIZON, INC.
Notes to the Condensed Financial Statements
September 30, 2007 and December 31, 2006

NOTE 1 -     CONDENSED FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at September 30, 2007, and for all periods presented herein, have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2006 audited financial statements.  The results of operations for the periods ended September 30, 2007 and 2006 are not necessarily indicative of the operating results for the full years.

NOTE 2 -     GOING CONCERN

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-7

PART III

EXHIBITS

No.	Description

3 (i)	Articles of Incorporation

3 (ii)	Bylaws

23 (i)	Consent of Independent Auditor

99	Ethics Policy

Signatures

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH HORIZON, INC.

Date: December 20, 2007	By:	/s/ Wallace Boyack
Wallace Boyack
President and Chief Financial Officer